UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DESTINY MEDIA TECHNOLOGIES INC.
(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

25063G204
(CUSIP Number)

MARK A. GRABER
56 Oakwell Farms Parkway
San Antonio, TX 78218
Tel: (210) 240-4795
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25063G204

1.	Names of Reporting Person: MARK A. GRABER (the “Reporting Person”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.	Sole Voting Power:	4,049,882(1)

6.	Shared Voting Power:	461,000(2)

7.	Sole Dispositive Power:	4,049,882(1)

8.	Shared Dispositive Power:	461,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,510,882

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

11.	Percent of Class Represented by Amount in Row (11): 8.2%

12.	Type of Reporting Person (See Instructions): IN

(1)	The shares of common stock of the Issuer (the “Shares”) set forth in Items (5) and (7) include 4,049,882 Shares directly owned by the Reporting Person.

(2)	The Shares set forth in Items (6) and (8) include: (i) 30,000 Shares owned by the Reporting Person’s Spouse; and (ii) 431,000 Shares owned by Four Star Investments, a Texas partnership.

CUSIP No. 25063G204

The Reporting Persons previously filed a Schedule 13D on October 26, 2015, as amended on February 2, 2017 to report his beneficial ownership of Common Stock of the Issuer that is the subject of this Schedule 13G. The Reporting Persons are filing this Schedule 13G to update the beneficial ownership numbers of the Reporting Persons and to clarify that the Reporting Person is, and has always been, a passive investor not holding the Shares with a purpose of changing or influencing control of the Issuer.

Item 1(a).           Name of Issuer:

Destiny Media Technologies Inc. (the “Issuer”)

Item 1(b).           Address of Issuer's Principal Executive Offices:

The principal executive office of the Issuer is located at 1110 – 885 West Georgia Street, Vancouver, BC V6C 3E8.

Item 2(b).           Address of Principal Business Office or, if none, Residence:

The address of the principal business office or residence of the Reporting Person is 56 Oakwell Farms Parkway, San Antonio, Texas 78218.

Item 2(c).           Citizenship:

United States of America.

Item 2(d).           Title of Class of Securities:

This Schedule 13G Statement relates to the Issuer’s common stock, $0.001 par value (the “Stock”).

Item 2(e).           CUSIP Number:

The CUSIP number of the Stock is 25063G204.

Item 3.

Not Applicable.

Item 4. Ownership

(a)	Amount Beneficially owned: 4,510,882

(b)	Percent of Class: 8.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,049,882

(ii)	Shared power to vote or to direct the vote: 461,000

(iii)	Sole power to dispose or to direct the disposition of: 4,049,882

(iv)	Shared power to dispose or to direct the disposition of: 461,000

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

CUSIP No. 25063G204

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 25, 2017	/s/ Mark A. Graber
MARK A. GRABER